SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

NextNav Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65345N106

(CUSIP Number)

October 28, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	65345N106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Timothy M. Presutti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,558,454(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,558,454 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,454 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%(1)(2)(3)
12	TYPE OF REPORTING PERSON
IN

(1)	The aggregate amount beneficially owned includes 25,000 warrants that are exercisable for 25,000 shares of common stock (“common stock”) of NextNav Inc. (the “Issuer”) issuable upon the exercise or conversion of the warrants (the “warrant shares”). The warrants became exercisable for warrant shares 30 days after the completion of the initial business combination, which closed on October 28, 2021. Regarding the warrants shares, 25,000 are held by WOCAP Global Opportunity Investment Partners, LP (“WOCAP LP”), whose general partner is WOCAP Global Opportunity Investment Partners GP LLC (“WOCAP GOIP GP LLC”), whose managing member is Woody Creek MM LLC (“WCMM LLC”), whose sole member is Mr. Presutti.

(2)	Includes the aggregate 6,533,454 shares of common stock beneficially owned by Mr. Presutti consisting of 6,533,454 shares of common stock held by WOCAP LP, whose general partner is WOCAP GOIP GP LLC, whose managing member is WCMM LLC, whose sole member is Mr. Presutti.

(3)	The percentage reported in this Schedule 13G is based upon 95,475,334 shares of common stock outstanding according to the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on October 28, 2021.

SCHEDULE 13G

CUSIP No.	65345N106	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON WOCAP Global Opportunity Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,558,454(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,558,454 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,558,454 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%(1)(2)(3)
12	TYPE OF REPORTING PERSON
PN

SCHEDULE 13G

CUSIP No.	65345N106	Page 4 of 6 Pages

Item 1(a). Item 1(b).	Name of Issuer: Address of Issuers’ Principal Executive Offices:	NextNav Inc. 1775 Tysons Blvd.,
5th Floor
McLean, Virginia 22102

Item 2(a).	Name of Person Filing:	Timothy M. Presutti WOCAP Global Opportunity Investment Partners, LP (Each a “Reporting Person,” and collectively, the “Reporting Persons”).
Item 2(b).	Address of Principal Business Office or, if None, Residence:	The principal business office for all Reporting Persons filing is: 2802 Timmons Lane #27440 Houston, Texas 77227

Item 2(c).	Citizenship:	See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

65345N106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

SCHEDULE 13G

CUSIP No.	65345N106	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No.	65345N106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022

/s/ Timothy M. Presutti
Timothy M. Presutti

WOCAP Global Opportunity Investment Partners, LP

By:	Woody Creek MM LLC, its general partner

By:	Woody Creek MM LLC, its managing member

By:	/s/ Timothy M. Presutti
Timothy M. Presutti
Sole Member